EXHIBIT 21.1

Subsidiaries of U.S. Home Systems, Inc.

Except as otherwise noted below, the following subsidiaries are 100% owned by U.S. Home Systems, Inc.

Name	State of Incorporation
U.S. Remodelers, Inc.	Delaware

Facelifters Home Systems, Inc.	Delaware

USA Deck, Inc. f/k/a Remodelers Credit Corporation	Delaware

First Consumer Credit, Inc.	Texas

FCC Acceptance Corp.*	Delaware

U.S. Window Corporation	California

*	Wholly-owned subsidiary of First Consumer Credit, Inc.